UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of January 2016.

Commission File Number:  333-13896

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

EXHIBITS

Exhibit Number

1. UNAUDITED INTERIM FINANCIAL STATEMENTS (U.S. GAAP) (English Translation)
RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2015
FROM APRIL 1, 2015 TO DECEMBER 31, 2015
CONSOLIDATED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 21, 2016
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

FOR IMMEDIATE RELEASE

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@nidec.com

UNAUDITED INTERIM FINANCIAL STATEMENTS (U.S. GAAP)

(English Translation)

RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2015

FROM APRIL 1, 2015 TO DECEMBER 31, 2015

CONSOLIDATED

Released on January 21, 2016

NIDEC CORPORATION

Stock Listings: Tokyo Stock Exchange, New York Stock Exchange

Head Office: Kyoto, Japan

Date of Filing of Japanese Quarterly Securities Report (Plan): February 12, 2016

1. Selected Consolidated Financial Performance Information for the Nine Months Ended

December 31, 2015 (U.S. GAAP) (unaudited)

(1) Consolidated Results of Operations

	Yen in millions (except for per share amounts)
	Nine months ended December 31
	2015	2014
Net sales	¥895,353	¥753,766
Ratio of change from the same period of previous fiscal year	18.8%	16.6%
Operating income	93,990	80,727
Ratio of change from the same period of previous fiscal year	16.4%	30.5%
Income before income taxes	94,357	81,309
Ratio of change from the same period of previous fiscal year	16.0%	30.0%
Net income attributable to Nidec Corporation	70,928	58,031
Ratio of change from the same period of previous fiscal year	22.2%	34.8%
Net income attributable to Nidec Corporation per share-basic	¥238.91	¥209.27
Net income attributable to Nidec Corporation per share-diluted	¥238.90	¥196.36

Note:

Comprehensive income attributable to Nidec Corporation:

¥54,507 million of comprehensive income attributable to Nidec Corporation for the nine months ended December 31, 2015 (62.6 % decrease compared to the nine months ended December 31, 2014)

¥145,612 million of comprehensive income attributable to Nidec Corporation for the nine months ended December 31, 2014 (43.7% increase compared to the nine months ended December 31, 2013)

(2) Consolidated Financial Position

	Yen in millions (except for per share amounts)
	December 31, 2015	March 31, 2015
Total assets	¥1,459,973	¥1,357,340
Total equity	805,733	753,099
Nidec Corporation shareholders’ equity	797,139	744,972
Nidec Corporation shareholders’ equity to total assets	54.6%	54.9%
Nidec Corporation shareholders’ equity per share	¥2,673.79	¥2,533.07

2. Dividends (unaudited)

	Yen
	Year ending March 31, 2016 (target)	Year ended March 31, 2015 (actual)
Interim dividend per share	¥40.00	¥30.00
Year-end dividend per share	40.00	40.00
Annual dividend per share	¥80.00	¥70.00

Note:

Revision of previously announced dividend targets during this reporting period: None

3. Forecast of Consolidated Financial Performance (for the fiscal year ending March 31, 2016)

	Yen in millions (except for per share amounts)	Inc./Dec. ratio of change from the previous fiscal year
Net sales	¥1,150,000	11.8%
Operating income	130,000	17.2%
Income before income taxes	126,000	17.7%
Net income attributable to Nidec Corporation	90,000	18.4%
Net income attributable to Nidec Corporation per share-basic	¥302.84

Note:

Revision of the previously announced financial performance forecast during this reporting period: None

4. Others

(1) Changes in significant subsidiaries (changes in “specified subsidiaries” (tokutei kogaisha) accompanying changes in the scope of consolidation) during this period: None

(2) Adoption of simplified accounting methods and accounting methods used specifically for quarterly consolidated financial statements: Yes (See “2. Others” on page 16 for detailed information.)

(3) Changes in accounting policies:

1. Changes due to revisions to accounting standards: Yes (See “2. Others” on page 16 for detailed information.)

2. Changes due to other reasons: None

(4) Number of shares issued (common stock)

1. Number of shares issued at the end of each period (including treasury stock):

298,142,234 shares at December 31, 2015

294,108,416 shares at March 31, 2015

2. Number of treasury stock at the end of each period:

10,881 shares at December 31, 2015

9,636 shares at March 31, 2015

3. Weighted-average number of shares issued at the beginning and end of each period:

296,876,935 shares for the nine months ended December 31, 2015

277,303,869 shares for the nine months ended December 31, 2014

Note:

Pursuant to ASC 805 “Business Combinations,” previous year’s consolidated financial statements have been retrospectively adjusted to reflect the valuation of the fair values of the assets acquired and the liabilities assumed upon the acquisitions of Geräte- und Pumpenbau GmbH Dr. Eugen Schmidt (Currently, Nidec GPM GmbH) in the fiscal year ended March 31, 2015. Nidec completed its valuation of such assets and liabilities of Nidec GPM GmbH during the three months ended September 30, 2015.

Investor presentation materials relating to our financial results for the nine months ended December 31, 2015 are expected to be published on our corporate website on January 21, 2016.

1. Operating and Financial Review and Prospects

(1) Analysis of Operating Results

1. Overview of Business Environment for Nine months Ended December 31, 2015

Regarding the global economy during the nine months ended December 31, 2015, factors such as the economic slowdown and stock market decline in China and increased geopolitical risks related to Europe and the Middle East led to an increase in uncertainty. While the United States, which recently raised short-term interest rates, continued its steady economic growth, uncertainty existed with respect to aspects of the Japanese and European economy, resulting in a lackluster environment overall.

Under such a business environment, we continued to pursue our sales and profit growth strategies with a view to achieve our target for the fiscal year ending March 31, 2021 of consolidated net sales of ¥2 trillion based on our mid-term strategic goal “Vision 2020,” and we achieved in the nine months ended December 31, 2015 the highest nine-month consolidated net sales and operating income in our history.

We also achieved increases in consolidated net sales for the eighth consecutive quarter, and in consolidated operating income for the eleventh consecutive quarter, and continued to achieve the highest quarterly consolidated net sales and operating income in our history.

2. Consolidated Operating Results

Consolidated Operating Results for the Nine Months Ended December 31, 2015 (“this nine-month period”), Compared to the Nine Months Ended December 31, 2014 (“the same period of the prior year”)

			Yen in millions
	Nine Months ended December 31, 2015	Nine Months ended December 31, 2014	Increase or decrease	Increase or decrease ratio
Net sales	895,353	753,766	141,587	18.8%
Operating income	93,990	80,727	13,263	16.4%
Operating income ratio	10.5%	10.7%	-	-
Income before income taxes	94,357	81,309	13,048	16.0%
Net income attributable to Nidec Corporation	70,928	58,031	12,897	22.2%

Consolidated net sales increased 18.8% to ¥895,353 million for this nine-month period compared to the same period of the prior year, recording the highest net sales for any nine-month period in our history. Operating income increased 16.4% to ¥93,990 million for this nine-month period compared to the same period of the prior year, recording the highest operating income for any nine-month period in our history. In all of our five product categories, operating income increased compared to the same period of the prior year. The average exchange rate between the Japanese yen and the U.S. dollar for this nine-month period was ¥121.70 to the U.S. dollar, which reflected a depreciation of the Japanese yen against the U.S. dollar of approximately 14% compared to the same period of the prior year. The average exchange rate between the Japanese yen and the Euro for this nine-month period was ¥134.36 to the Euro, which reflected an appreciation of the Japanese yen against the Euro of approximately 4% compared to the same period of the prior year. The fluctuations of the foreign currency exchange rates had a positive effect on our net sales of approximately ¥73,400 million and our operating income of approximately ¥11,300 million for this nine-month period compared to the same period of the prior year.

Income before income taxes increased 16.0% to ¥94,357 million for this nine-month period compared to the same period of the prior year, and net income attributable to Nidec Corporation increased 22.2% to ¥70,928 million for this nine-month period compared to the same period of the prior year, recording the highest income before income taxes and net income attributable to Nidec Corporation for any nine-month period in our history.

Operating Results by Product Category for This Nine-Month Period Compared to the Same Period of the Prior Year

Small precision motors-

			Yen in millions
	Nine Months ended December 31, 2015	Nine Months ended December 31, 2014	Increase or decrease	Increase or decrease ratio
Net sales of small precision motors	352,077	295,083	56,994	19.3%
Hard disk drives spindle motors	162,454	148,737	13,717	9.2%
Other small precision motors	189,623	146,346	43,277	29.6%
Operating income of small precision motors	54,909	47,367	7,542	15.9%
Operating income ratio	15.6%	16.1%	-	-

Net sales of small precision motors increased 19.3% to ¥352,077 million for this nine-month period compared to the same period of the prior year. Excluding the effect of the foreign currency fluctuation, there was a decrease in sales for spindle motors for hard disk drives (HDDs) resulting from the decrease in the number of units sold. However, this decrease was more than offset by the increase in sales of other small precision motors. The fluctuations of the foreign currency exchange rates had a positive effect on our net sales of small precision motors of approximately ¥39,400 million for this nine-month period compared to the same period of the prior year.

Net sales of spindle motors for HDDs for this nine-month period increased 9.2% to ¥162,454 million compared to the same period of the prior year, although the number of units sold of spindle motors for HDDs decreased approximately 7% compared to the same period of the prior year.

Net sales of other small precision motors for this nine-month period increased 29.6% to ¥189,623 million compared to the same period of the prior year. This increase was mainly due to increases in sales of fan motors and other small motors.

Operating income of small precision motors increased 15.9% to ¥54,909 million for this nine-month period compared to the same period of the prior year. The fluctuations of the foreign currency exchange rates had a positive effect on operating income of small precision motors of approximately ¥11,500 million for this nine-month period compared to the same period of the prior year.

Automotive, appliance, commercial and industrial products-

			Yen in millions
	Nine Months ended December 31, 2015	Nine Months ended December 31, 2014	Increase or decrease	Increase or decrease ratio
Net sales of automotive, appliance, commercial and industrial products	411,031	333,270	77,761	23.3%
Appliance, commercial and industrial products	208,082	191,144	16,938	8.9%
Automotive products	202,949	142,126	60,823	42.8%
Operating income of automotive, appliance, commercial and industrial products	32,643	26,487	6,156	23.2%
Operating income ratio	7.9%	7.9%	-	-

Net sales of automotive, appliance, commercial and industrial products increased 23.3% to ¥411,031 million for this nine-month period compared to the same period of the prior year. The fluctuations of the foreign currency exchange rates had a positive effect on our net sales of automotive, appliance, commercial and industrial products of approximately ¥25,100 million for this nine-month period compared to the same period of the prior year.

Net sales of appliance, commercial and industrial products for this nine-month period increased 8.9% compared to the same period of the prior year. This increase was primarily due to the increase in sales through our “Three-new Strategy” (new products, new markets and new clients) and the positive effect of the foreign currency exchange rate fluctuations.

Net sales of automotive products for this nine-month period increased 42.8% compared to the same period of the prior year. This increase was primarily due to the contribution of Nidec GPM GmbH, which was newly consolidated in February, 2015, and the positive effect of the foreign currency exchange rate fluctuations, in addition to the increase in sales for automotive motors such as electric power steering motors and products relating to advanced driver assistance systems (ADAS) at Nidec Elesys Corporation.

Operating income of automotive, appliance, commercial and industrial products increased 23.2% to ¥32,643 million for this nine-month period compared to the same period of the prior year. This increase was mainly due to sales growth and cost improvement.

Machinery-

			Yen in millions
	Nine Months ended December 31, 2015	Nine Months ended December 31, 2014	Increase or decrease	Increase or decrease ratio
Net sales of machinery	79,138	71,133	8,005	11.3%
Operating income of machinery	11,953	11,493	460	4.0%
Operating income ratio	15.1%	16.2%	-	-

Net sales of machinery increased 11.3% to ¥79,138 million for this nine-month period compared to the same period of the prior year mainly due to increases in sales of LCD panel handling robots at Nidec Sankyo Corporation.

Operating income of machinery increased 4.0% to ¥11,953 million for this nine-month period compared to the same period of the prior year mainly due to the sales increase.

Electronic and optical components-

			Yen in millions
	Nine Months ended December 31, 2015	Nine Months ended December 31, 2014	Increase or decrease	Increase or decrease ratio
Net sales of electronic and optical components	49,264	49,204	60	0.1%
Operating income of electronic and optical components	5,412	3,634	1,778	48.9%
Operating income ratio	11.0%	7.4%	-	-

Net sales of electronic and optical components increased 0.1% to ¥49,264 million for this nine-month period compared to the same period of the prior year.

Operating income of electronic and optical components increased 48.9% to ¥5,412 million for this nine-month period mainly as a result of our efforts on cost and manufacturing efficiency improvements, as well as fixed costs reduction.

Other products-

			Yen in millions
	Nine Months ended December 31, 2015	Nine Months ended December 31, 2014	Increase or decrease	Increase or decrease ratio
Net sales of other products	3,843	5,076	(1,233)	(24.3)%
Operating income of other products	692	534	158	29.6%
Operating income ratio	18.0%	10.5%	-	-

Net sales of other products decreased 24.3% to ¥3,843 million, and operating income of other products increased 29.6% to ¥692 million, for this nine-month period compared to the same period of the previous year.

Consolidated Operating Results for the Three Months Ended December 31, 2015 (“this 3Q”), Compared to the Three Months Ended September 30, 2015 (“this 2Q”)

			Yen in millions
	Three months ended December 31, 2015	Three months ended September 30, 2015	Increase or decrease	Increase or decrease ratio
Net sales	308,001	302,311	5,690	1.9%
Operating income	32,160	31,093	1,067	3.4%
Operating income ratio	10.4%	10.3%	-	-
Income before income taxes	30,968	31,042	(74)	(0.2)%
Net income attributable to Nidec Corporation	23,320	23,818	(498)	(2.1)%

Note: Pursuant to ASC 805 “Business Combinations,” previous period amounts have been retrospectively adjusted.

Consolidated net sales increased 1.9% to ¥308,001 million for this 3Q compared to this 2Q, recording the highest three-month net sales in our history for the eighth consecutive quarter. Operating income increased for the eleventh consecutive quarter to ¥32,160 million for this 3Q, up by 3.4% compared to this 2Q, recording the highest three-month operating income in our history for the fifth consecutive quarter. The average exchange rate between the Japanese yen and the U.S. dollar for this 3Q was ¥121.50 to the U.S. dollar, which reflected an appreciation of the Japanese yen against the U.S. dollar of approximately 1% compared to this 2Q. The average exchange rate between the Japanese yen and the Euro for this 3Q was ¥132.95 to the Euro, which reflected an appreciation of the Japanese yen against the Euro of approximately 2% compared to this 2Q. The fluctuations of the foreign currency exchange rates had a negative effect on our net sales of approximately ¥2,600 million as well as on our operating income of approximately ¥300 million for this 3Q compared to this 2Q.

Income before income taxes decreased 0.2% to ¥30,968 million for this 3Q compared to this 2Q. Net income attributable to Nidec Corporation decreased 2.1% to ¥23,320 million for this 3Q compared to this 2Q.

Operating Results by Product Category for This 3Q Compared to This 2Q

Small precision motors-

			Yen in millions
	Three months ended December 31, 2015	Three months ended September 30, 2015	Increase or decrease	Increase or decrease ratio
Net sales of small precision motors	129,564	118,455	11,109	9.4%
Hard disk drives spindle motors	55,648	56,866	(1,218)	(2.1)%
Other small precision motors	73,916	61,589	12,327	20.0%
Operating income of small precision motors	19,127	18,094	1,033	5.7%
Operating income ratio	14.8%	15.3%	-	-

Net sales of small precision motors increased 9.4% to ¥129,564 million for this 3Q compared to this 2Q. The fluctuations of the foreign currency exchange rates had a negative impact of approximately ¥600 million on the net sales of small precision motors for this 3Q compared to this 2Q.

Net sales of spindle motors for HDDs for this 3Q decreased 2.1% to ¥55,648 million, compared to this 2Q. The number of units sold of spindle motors for HDDs for this 3Q decreased approximately 4% compared to this 2Q.

Net sales of other small precision motors for this 3Q increased 20.0% to ¥73,916 million compared to this 2Q. This increase was mainly due to an increase in sales of other small motors.

Operating income of small precision motors increased 5.7% to ¥19,127 million for this 3Q compared to this 2Q. The fluctuations of the foreign currency exchange rates had a negative effect on operating income of small precision motors of ¥100 million for this 3Q compared to this 2Q.

Automotive, appliance, commercial and industrial products-

			Yen in millions
	Three months ended December 31, 2015	Three months ended September 30, 2015	Increase or decrease	Increase or decrease ratio
Net sales of automotive, appliance, commercial and industrial products	134,846	138,868	(4,022)	(2.9)%
Appliance, commercial and industrial products	68,053	68,729	(676)	(1.0)%
Automotive products	66,793	70,139	(3,346)	(4.8)%
Operating income of automotive, appliance, commercial and industrial products	11,258	10,629	629	5.9%
Operating income ratio	8.3%	7.7%	-	-

Net sales of automotive, appliance, commercial and industrial products decreased 2.9% to ¥134,846 million for this 3Q compared to this 2Q.

Net sales of appliance, commercial and industrial products for this 3Q decreased 1.0% compared to this 2Q. This decrease was mainly due to seasonality effects.

Net sales of automotive products for this 3Q decreased 4.8% compared to this 2Q. This decrease was mainly due to seasonality effects and the negative effect of the foreign currency exchange rate fluctuations.

Operating income of automotive, appliance, commercial and industrial products increased 5.9% to ¥11,258 million for this 3Q compared to this 2Q mainly due to cost improvements on production activities.

Machinery-

			Yen in millions
	Three months ended December 31, 2015	Three months ended September 30, 2015	Increase or decrease	Increase or decrease ratio
Net sales of machinery	25,556	26,930	(1,374)	(5.1)%
Operating income of machinery	3,783	4,111	(328)	(8.0)%
Operating income ratio	14.8%	15.3%	-	-

Mainly due to the general decline of the capital spending in China market, net sales of machinery decreased 5.1% to ¥25,556 million for this 3Q compared to this 2Q.

Operating income of machinery decreased 8.0% to ¥3,783 million for this 3Q compared to this 2Q mainly due to the decrease in sales.

Electronic and optical components-

			Yen in millions
	Three months ended December 31, 2015	Three months ended September 30, 2015	Increase or decrease	Increase or decrease ratio
Net sales of electronic and optical components	16,736	16,705	31	0.2%
Operating income of electronic and optical components	1,795	2,005	(210)	(10.5)%
Operating income ratio	10.7%	12.0%	-	-

Net sales of electronic and optical components increased 0.2% to ¥16,736 million for this 3Q compared to this 2Q.

Operating income of electronic and optical components decreased 10.5% to ¥1,795 million for this 3Q compared to this 2Q.

Other products-

			Yen in millions
	Three months ended December 31, 2015	Three months ended September 30, 2015	Increase or decrease	Increase or decrease ratio
Net sales of other products	1,299	1,353	(54)	(4.0)%
Operating income of other products	212	284	(72)	(25.4)%
Operating income ratio	16.3%	21.0%	-	-

Net sales of other products decreased 4.0% to ¥1,299 million, and operating income of other products decreased 25.4% to ¥212 million, for this 3Q compared to this 2Q.

(2) Financial Position

	As of December 31, 2015	As of March 31, 2015	Increase or decrease
Total assets (million)	¥1,459,973	¥1,357,340	¥102,633
Total liabilities (million)	654,240	604,241	49,999
Nidec Corporation shareholders’ equity (million)	797,139	744,972	52,167
Interest-bearing debt (million) *1	313,760	282,498	31,262
Net interest-bearing debt (million) *2	(11,171)	12,596	(23,767)
Debt ratio (%) *3	21.5	20.8	0.7
Debt to equity ratio (“D/E ratio”) (times) *4	0.39	0.38	0.01
Net D/E ratio (times) *5	(0.01)	0.02	(0.03)
Nidec Corporation shareholders’ equity to total assets (%)	54.6	54.9	(0.3)
Notes:

*1: The sum of “short-term borrowings,” “current portion of long-term debt” and “long-term debt” (including convertible bonds) in our consolidated balance sheet

*2: “Interest-bearing debt” less “cash and cash equivalents”

*3: “Interest-bearing debt” divided by “total assets”

*4: “Interest-bearing debt” divided by “Nidec Corporation shareholders' equity”

*5: “Net interest-bearing debt” divided by “Nidec Corporation shareholders' equity”

Total assets increased approximately ¥102,600 million to ¥1,459,973 million as of December 31, 2015 compared to March 31, 2015. This increase was mainly due to an increase of approximately ¥55,000 million in cash and cash equivalents, an increase of approximately ¥16,700 million in property, plant and equipment and an increase of approximately ¥15,500 million in inventories.

Total liabilities increased approximately ¥50,000 million to ¥654,240 million as of December 31, 2015 compared to March 31, 2015. This increase was mainly due to an increase of approximately ¥31,300 million in interest-bearing debt. Specifically, our short-term borrowings increased approximately ¥69,500 million to approximately ¥121,900 million as of December 31, 2015 compared to March 31, 2015, our current portion of long-term debt increased approximately ¥7,000 million to approximately ¥52,500 million as of December 31, 2015 compared to March 31, 2015, and our long-term debt decreased approximately ¥45,300 million to approximately ¥139,300 million as of December 31, 2015 compared to March 31, 2015.

As a result, our net interest-bearing debt decreased approximately ¥23,800 million to approximately negative ¥11,200 million as of December 31, 2015 compared to March 31, 2015. Our debt ratio increased to 21.5% as of December 31, 2015 from 20.8% as of March 31, 2015. Our D/E ratio increased to 0.39 as of December 31, 2015 from 0.38 as of March 31, 2015. Our net D/E ratio decreased to negative 0.01 as of December 31, 2015 from 0.02 as of March 31, 2015.

Nidec Corporation shareholders’ equity increased approximately ¥52,200 million to ¥797,139 million as of December 31, 2015 compared to March 31, 2015. Nidec Corporation shareholders’ equity to total assets decreased to 54.6% as of December 31, 2015 from 54.9% as of March 31, 2015. The increase of Nidec Corporation shareholders’ equity was mainly due to an increase in retained earnings of approximately ¥47,200 million as of December 31, 2015 compared to March 31, 2015.

Note: Pursuant to ASC 805 “Business Combinations,” previous period amounts have been retrospectively adjusted.

Overview of Cash Flow-

	(Yen in millions)
	For the nine months ended December 31		Increase or decrease
	2015	2014
Net cash provided by operating activities	¥113,438	¥56,082	¥57,356
Net cash used in investing activities	(79,291)	(40,334)	(38,957)
Free cash flow *1	34,147	15,748	18,399
Net cash provided by (used in) financing activities	¥27,773	¥(11,510)	¥39,283

Note:

*1: To supplement our statements of cash flows presented on a GAAP basis, we use non-GAAP measures of cash flows to analyze cash flows generated from our operations. The presentation of non-GAAP free cash flow is not meant to be considered in isolation or as an alternative to net income as an indicator of our performance, or as an alternative to cash flows from operating activities as a measure of liquidity. Our free cash flow is the sum of “net cash flow from operating activities” and “net cash flow from investing activities.”

Cash flows from operating activities for the nine months ended December 31, 2015 (“this nine-month period”) were a net cash inflow of ¥113,438 million. Compared to the nine months ended December 31, 2014 (“the same period of the previous year”), our cash inflow from operating activities for this nine-month period increased approximately ¥57,400 million. This increase was mainly due to a decrease of approximately ¥26,600 million in operating assets and an increase of approximately ¥12,000 million in consolidated net income.

Cash flows from investing activities for this nine-month period were a net cash outflow of ¥79,291 million. Compared to the same period of the previous year, our net cash outflow from investing activities for this nine-month period increased approximately ¥39,000 million mainly due to an increase in additional purchases of property, plant and equipment of approximately ¥25,800 million and an increase in acquisitions of businesses, net of cash acquired of approximately ¥9,700 million.

As a result, we had a positive free cash flow of ¥34,147 million for this nine-month period compared to ¥15,748 million for the same period of the previous year.

Cash flows from financing activities for this nine-month period were a net cash inflow of ¥27,773 million. Compared to the same period of the previous year, our net cash inflow from financing activities for this nine-month period increased approximately ¥39,300 million. This increase was mainly due to an increase of net changes in short-term borrowings of approximately ¥35,000 million, an increase in proceeds from issuance of long-term debt of approximately ¥6,500 million and a decrease of repayment of long-term debt of approximately ¥5,000 million, which was partially offset by an increase in dividends paid to shareholders of Nidec Corporation of approximately ¥7,800 million.

As a result of the foregoing and the impact of foreign exchange fluctuations, the balance of cash and cash equivalents as of December 31, 2015 was ¥324,931 million, an increase of approximately ¥55,000 million from March 31, 2015.

(3) Business Forecasts for the Fiscal Year ending March 31, 2016

Regarding the global economy during the nine months ended December 31, 2015, while there was a sense of anticipation for continued strength in the U.S. economy, the uncertain effects of future monetary policy on U.S. and emerging market economies, the slowdown in China as well as geopolitical risks related to Europe and the Middle East and sharp declines in global equity markets to start the calendar year suggest that optimism is unwarranted.

Under such a business environment, we have decided to keep unchanged our business performance forecast for the fiscal year ending March 31, 2016 that we announced on April 22, 2015, as set forth below.

Forecast of consolidated results for the fiscal year ending March 31, 2016

Net sales	¥1,150,000 million	(Up 11.8% from the previous fiscal year)
Operating income	¥130,000 million	(Up 17.2% from the previous fiscal year)
Income before income taxes	¥126,000 million	(Up 17.7% from the previous fiscal year)
Net income attributable to Nidec Corporation	¥90,000 million	(Up 18.4% from the previous fiscal year)

Notes:

1. The exchange rates used for the preparation of the foregoing forecasts are US$1 = ¥115 and €1 = ¥125. The exchange rates between the relevant Asian currencies and the Japanese yen used for the preparation of the foregoing forecasts were determined assuming these exchange rates.

2. Pursuant to ASC 805 “Business Combinations,” the growth rates are calculated based on retrospectively adjusted previous period amounts.

2. Others

(1) Changes in significant subsidiaries during this period

None.

(2) Adoption of simplified accounting methods and accounting methods used specifically for quarterly consolidated financial statements

(Accounting method relating to corporate income taxes)

Corporate income taxes are recognized for the quarterly reporting period based on a worldwide estimated annual effective tax rate.

(3) Changes in accounting method in this period

As of April 1, 2015, NIDEC adopted FASB Accounting Standards Codification™ (ASC) 205 “Presentation of Financial Statements” and ASC 360 “Property, Plant, and Equipment” updated by Accounting Standards Update (ASU) No. 2014-08 “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity.” ASU 2014-08 requires that a disposal of a component or a group of components of an entity should be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the component meets the criteria to be classified as held for sale or is disposed. ASU 2014-08 also requires additional disclosures about discontinued operations and disposal of an individually significant component of an entity that does not qualify for discontinued operations. The adoption of this standard did not have any impact on NIDEC’s consolidated financial position, results of operations or liquidity.

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended) about Nidec Corporation and its group companies (the “Nidec Group”). These forward-looking statements are based on the current expectations, assumptions, estimates and projections of the Nidec Group in light of the information currently available to it. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “forecast” or similar words. These statements discuss future expectations, identify strategies, contain projections of the results of operations or financial condition of the Nidec Group, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Nidec Group cannot make any assurances that the expectations expressed in these forward-looking statements will prove to be correct. Actual results could be materially different from and worse than the Nidec Group’s expectations as a result of various factors, including, but not limited to, (i) general economic conditions in the computer, information storage and communication technology, home appliance, industrial and commercial machinery and equipment, automobile and related product markets, particularly levels of consumer spending and capital expenditures by companies, (ii) the Nidec Group’s ability to expand its business portfolio into new business areas in the highly competitive automotive, appliance, commercial and industrial product markets, (iii) the Nidec Group’s ability to design, develop, mass produce and win acceptance of its products, (iv) alleged or actual product defects and malfunctions of any end-product in which our products are incorporated, (v) the effectiveness of measures designed to reduce costs and improve profitability, (vi) the Nidec Group’s ability to acquire and successfully integrate companies with complementary technologies, product lines and marketing and sales networks, (vii) the Nidec Group’s ability to match production and inventory levels with actual demand, (viii) natural and human-caused disasters and other incidents, (ix) the ability to procure raw materials and attract and retain qualified personnel at satisfactory cost levels, (x) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which the Nidec Group makes significant sales or in which the Nidec Group’s assets and liabilities are denominated and (xi) adverse changes in laws, regulations or economic policies in any of the jurisdictions where the Nidec Group has manufacturing or other operations.

3. Consolidated Financial Statements (U.S. GAAP) (unaudited)

(1) Consolidated Balance Sheets

Assets

	Yen in millions
	December 31, 2015		March 31, 2015		Increase or decrease
	Amount	%	Amount	%	Amount
Current assets:
Cash and cash equivalents	¥324,931		¥269,902		¥55,029
Trade notes receivable	21,827		15,221		6,606
Trade accounts receivable	230,017		222,396		7,621
Inventories:
Finished goods	86,465		75,398		11,067
Raw materials	55,199		51,182		4,017
Work in process	40,208		39,187		1,021
Supplies and other	4,488		5,107		(619)
Other current assets	51,972		50,622		1,350
Total current assets	815,107	55.9	729,015	53.7	86,092

Investments and advances:
Marketable securities and other securities investments	18,727		21,516		(2,789)
Investments in and advances to affiliated companies	1,937		2,167		(230)
Total investments and advances	20,664	1.4	23,683	1.8	(3,019)

Property, plant and equipment:
Land	47,903		47,427		476
Buildings	194,286		189,742		4,544
Machinery and equipment	464,419		430,019		34,400
Construction in progress	34,154		33,831		323
Sub-total	740,762	50.8	701,019	51.6	39,743
Less - Accumulated depreciation	(381,940)	(26.2)	(358,897)	(26.4)	(23,043)
Total property, plant and equipment	358,822	24.6	342,122	25.2	16,700
Goodwill	168,483	11.5	162,959	12.0	5,524
Other non-current assets	96,897	6.6	99,561	7.3	(2,664)
Total assets	¥1,459,973	100.0	¥1,357,340	100.0	¥102,633

Liabilities and Equity

	Yen in millions
	December 31, 2015		March 31, 2015		Increase or decrease
	Amount	%	Amount	%	Amount
Current liabilities:
Short-term borrowings	¥121,937		¥52,401		¥69,536
Current portion of long-term debt	52,495		45,485		7,010
Trade notes and accounts payable	203,190		194,998		8,192
Accrued expenses	32,652		33,375		(723)
Other current liabilities	46,149		36,689		9,460
Total current liabilities	456,423	31.3	362,948	26.7	93,475

Long-term liabilities:
Long-term debt	139,328		184,612		(45,284)
Accrued pension and severance costs	19,151		19,576		(425)
Other long-term liabilities	39,338		37,105		2,233
Total long-term liabilities	197,817	13.5	241,293	17.8	(43,476)

Total liabilities	654,240	44.8	604,241	44.5	49,999

Equity:
Common stock	87,784	6.0	77,071	5.7	10,713
Additional paid-in capital	116,108	8.0	105,459	7.8	10,649
Retained earnings	474,879	32.5	427,641	31.5	47,238

Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	117,311		131,332		(14,021)
Net unrealized gains and losses on securities	5,538		7,412		(1,874)
Net gains and losses on derivative instruments	(1,651)		(1,072)		(579)
Pension liability adjustments	(2,791)		(2,844)		53
Total accumulated other comprehensive income (loss)	118,407	8.1	134,828	9.9	(16,421)

Treasury stock, at cost	(39)	(0.0)	(27)	(0.0)	(12)
Total Nidec Corporation shareholders’ equity	797,139	54.6	744,972	54.9	52,167
Noncontrolling interests	8,594	0.6	8,127	0.6	467
Total equity	805,733	55.2	753,099	55.5	52,634
Total liabilities and equity	1,459,973	100.0	¥1,357,340	100.0	102,633

(2) Condensed Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Result for the nine months ended December 31

Consolidated Statements of Income

	Yen in millions
	Nine months ended December 31				Increase or decrease		Year ended March 31, 2015
	2015		2014
	Amount	%	Amount	%	Amount	%	Amount	%
Net sales	¥895,353	100.0	¥753,766	100.0	¥141,587	18.8	¥1,028,385	100.0
Cost of products sold	690,915	77.2	575,745	76.4	115,170	20.0	786,486	76.5
Selling, general and administrative expenses	70,741	7.9	63,705	8.4	7,036	11.0	85,781	8.3
Research and development expenses	39,707	4.4	33,589	4.5	6,118	18.2	45,179	4.4
Operating expenses	801,363	89.5	673,039	89.3	128,324	19.1	917,446	89.2
Operating income	93,990	10.5	80,727	10.7	13,263	16.4	110,939	10.8

Other income (expenses):
Interest and dividend income	1,303		1,673		(370)		2,359
Interest expenses	(1,164)		(1,067)		(97)		(1,487)
Foreign exchange gain (loss), net	2,010		2,581		(571)		804
Gain (loss) from marketable securities, net	946		68		878		70
Other, net	(2,728)		(2,673)		(55)		(5,593)
Total	367	0.0	582	0.1	(215)	(36.9)	(3,847)	(0.4)
Income before income taxes	94,357	10.5	81,309	10.8	13,048	16.0	107,092	10.4
Income taxes	(22,458)	(2.5)	(21,465)	(2.9)	(993)	-	(29,033)	(2.8)
Equity in net income (loss) of affiliated companies	4	0.0	26	0.0	(22)	(84.6)	29	0.0
Consolidated net income	71,903	8.0	59,870	7.9	12,033	20.1	78,088	7.6
Less: Net (income) loss attributable to noncontrolling interests	(975)	(0.1)	(1,839)	(0.2)	864	-	(2,073)	(0.2)
Net income attributable to Nidec Corporation	¥70,928	7.9	¥58,031	7.7	¥12,897	22.2	¥76,015	7.4

Consolidated Statements of Comprehensive Income

	Yen in millions
	Nine months ended December 31		Increase or		Year ended
	2015	2014	decrease		March 31, 2015
	Amount	Amount	Amount	%	Amount
Consolidated net income	¥71,903	¥59,870	¥12,033	20.1	¥78,088
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(14,426)	86,931	(101,357)	-	77,753
Net unrealized gains and losses on securities	(1,874)	2,435	(4,309)	-	3,243
Net gains and losses on derivative instruments	(579)	(1,055)	476	-	(1,048)
Pension liability adjustments	78	169	(91)	(53.8)	(2,534)
Total other comprehensive income (loss)	(16,801)	88,480	(105,281)	-	77,414
Total comprehensive income (loss)	55,102	148,350	(93,248)	(62.9)	155,502
Less: Comprehensive (income) loss attributable to noncontrolling interests	(595)	(2,738)	2,143	-	(3,037)
Comprehensive income (loss) attributable to Nidec Corporation	¥54,507	¥145,612	¥(91,105)	(62.6)	¥152,465

Result for the three months ended December 31

Consolidated Statements of Income

	Yen in millions
	Three months ended December 31				Increase or decrease
	2015		2014
	Amount	%	Amount	%	Amount	%
Net sales	¥308,001	100.0	¥264,255	100.0	¥43,746	16.6
Cost of products sold	237,857	77.2	202,668	76.7	35,189	17.4
Selling, general and administrative expenses	23,698	7.7	21,371	8.1	2,327	10.9
Research and development expenses	14,286	4.7	11,412	4.3	2,874	25.2
Operating expenses	275,841	89.6	235,451	89.1	40,390	17.2
Operating income	32,160	10.4	28,804	10.9	3,356	11.7

Other income (expenses):
Interest and dividend income	407		553		(146)
Interest expenses	(374)		(326)		(48)
Foreign exchange gain (loss), net	(412)		2,146		(2,558)
Gain (loss) from marketable securities, net	26		62		(36)
Other, net	(839)		(1,468)		629
Total	(1,192)	(0.3)	967	0.4	(2,159)	-
Income before income taxes	30,968	10.1	29,771	11.3	1,197	4.0
Income taxes	(7,246)	(2.4)	(8,277)	(3.2)	1,031	-
Equity in net income (loss) of affiliated companies	(1)	(0.0)	9	0.0	(10)	-
Consolidated net income	23,721	7.7	21,503	8.1	2,218	10.3
Less: Net (income) loss attributable to noncontrolling interests	(401)	(0.1)	(185)	(0.0)	(216)	-
Net income attributable to Nidec Corporation	¥23,320	7.6	¥21,318	8.1	¥2,002	9.4

Consolidated Statements of Comprehensive Income

	Yen in millions
	Three months ended December 31		Increase or
	2015	2014	decrease
	Amount	Amount	Amount	%
Consolidated net income	¥23,721	¥21,503	¥2,218	10.3
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	115	55,470	(55,355)	(99.8)
Net unrealized gains and losses on securities	510	1,071	(561)	(52.4)
Net gains and losses on derivative instruments	62	(864)	926	-
Pension liability adjustments	101	60	41	68.3
Total other comprehensive income (loss)	788	55,737	(54,949)	(98.6)
Total comprehensive income (loss)	24,509	77,240	(52,731)	(68.3)
Less: Comprehensive (income) loss attributable to noncontrolling interests	(510)	(635)	125	-
Comprehensive income (loss) attributable to Nidec Corporation	¥23,999	¥76,605	¥(52,606)	(68.7)

(3) Consolidated Statements of Cash Flows

Cash flows from operating activities:
	Yen in millions
	Nine months ended December 31		Increase or decrease	Year ended March 31, 2015
	2015	2014

Consolidated net income	¥71,903	¥59,870	¥12,033	¥78,088
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	50,496	39,295	11,201	53,404
Gain from marketable securities, net	(946)	(68)	(878)	(70)
Gain from sales, disposal or impairment of property, plant and equipment	(237)	(282)	45	(275)
Deferred income taxes	4,034	6,463	(2,429)	6,523
Equity in net income of affiliated companies	(4)	(26)	22	(29)
Foreign currency adjustments	983	(601)	1,584	1,634
Changes in operating assets and liabilities:
Increase in notes and accounts receivable	(12,710)	(27,153)	14,443	(20,109)
Increase in inventories	(14,276)	(26,394)	12,118	(29,565)
Increase in notes and accounts payable	10,837	11,755	(918)	10,054
(Decrease) Increase in accrued income taxes	(905)	(1,869)	964	220
Other	4,263	(4,908)	9,171	(8,000)
Net cash provided by operating activities	113,438	56,082	57,356	91,875

Cash flows from investing activities:
Additions to property, plant and equipment	(66,856)	(41,076)	(25,780)	(58,042)
Proceeds from sales of property, plant and equipment	1,184	2,348	(1,164)	3,110
Purchases of marketable securities	(506)	(5)	(501)	(6)
Proceeds from sales or redemption of marketable securities	1,313	46	1,267	68
Acquisitions of business, net of cash acquired	(9,711)	-	(9,711)	(27,343)
Other	(4,715)	(1,647)	(3,068)	983
Net cash used in investing activities	(79,291)	(40,334)	(38,957)	(81,230)

Cash flows from financing activities:
Increase in short-term borrowings	69,182	34,180	35,002	29,592
Proceeds from issuance of long-term debt	6,548	76	6,472	78
Repayments of long-term debt	(23,818)	(28,833)	5,015	(30,104)
Purchases of treasury stock	(34)	(93)	59	(2,159)
Payments for additional investments in subsidiaries	(98)	(248)	150	(292)
Dividends paid to shareholders of Nidec Corporation	(23,690)	(15,859)	(7,831)	(15,859)
Other	(317)	(733)	416	(764)
Net cash provided by (used in) financing activities	27,773	(11,510)	39,283	(19,508)

Effect of exchange rate changes on cash and cash equivalents	(6,891)	36,589	(43,480)	31,025
Net increase in cash and cash equivalents	55,029	40,827	14,202	22,162
Cash and cash equivalents at beginning of period	269,902	247,740	22,162	247,740
Cash and cash equivalents at end of period	¥324,931	¥288,567	¥36,364	¥269,902

(4) Notes to our consolidated financial statements

Business Combinations

Pursuant to ASC 805 “Business Combinations,” consolidated financial statements for the previous year and the three months ended June 30, 2015 have been retrospectively adjusted to reflect NIDEC’s valuation of the fair values of the assets acquired and the liabilities assumed upon the acquisition of Nidec GPM GmbH (formerly Geräte- und Pumpenbau GmbH Dr. Eugen Schmidt) in the fiscal year ended March 31, 2015. During the three months ended September 30, 2015, NIDEC completed its valuation of such assets and liabilities of Nidec GPM GmbH.

In addition, NIDEC has been evaluating the fair values of the assets acquired and the liabilities assumed upon the acquisitions of companies in the fiscal year ending March 31, 2016. Assets and liabilities which are currently under evaluation have been recorded on NIDEC’s consolidated balance sheet based on preliminary management estimation as of December 31, 2015. With regard to assets and liabilities of which fair value evaluation is completed, consolidated financial statements for the six months ended September 30, 2015 have been retrospectively adjusted to reflect NIDEC’s valuation of fair value. These evaluations do not have material impacts on NIDEC’s consolidated financial position, results of operations or liquidity.

Subsequent Events

Not applicable.

4. Supplementary Information (Nine months ended December 31, 2015) (unaudited)

(1)

Quarterly Financial Data for the three months ended December 31, 2015, September 30, 2015 and June, 30, 2015

	Yen in millions
	Three months ended
	June 30, 2015		September 30, 2015		December 31, 2015
	Amount	%	Amount	%	Amount	%
Net sales	¥285,041	100.0	¥302,311	100.0	¥308,001	100.0
Operating income	30,737	10.8	31,093	10.3	32,160	10.4
Income before income taxes	32,347	11.3	31,042	10.3	30,968	10.1
Consolidated net income	24,194	8.5	23,988	7.9	23,721	7.7
Net income attributable to Nidec Corporation	¥23,790	8.3	¥23,818	7.9	¥23,320	7.6

Note: Pursuant to ASC 805 “Business Combinations,” the results of operations for each of the three months ended September 30, 2015 and June 30, 2015 have been retrospectively adjusted.

(2) Information by Product Category

	Yen in millions
	Nine months ended December 31, 2015
	Small precision motors	Automotive, appliance, commercial and industrial products	Machinery	Electronic and optical components	Others	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥352,077	¥411,031	¥79,138	¥49,264	¥3,843	¥895,353	¥-	¥895,353
Intersegment	1,896	3,879	9,815	3,697	1,399	20,686	(20,686)	-
Total	353,973	414,910	88,953	52,961	5,242	916,039	(20,686)	895,353
Operating expenses	299,064	382,267	77,000	47,549	4,550	810,430	(9,067)	801,363
Operating income	¥54,909	¥32,643	¥11,953	¥5,412	¥692	¥105,609	¥(11,619)	¥93,990

	Yen in millions
	Nine months ended December 31, 2014
	Small precision motors	Automotive, appliance, commercial and industrial products	Machinery	Electronic and optical components	Others	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥295,083	¥333,270	¥71,133	¥49,204	¥5,076	¥753,766	¥-	¥753,766
Intersegment	771	324	5,388	415	5,413	12,311	(12,311)	-
Total	295,854	333,594	76,521	49,619	10,489	766,077	(12,311)	753,766
Operating expenses	248,487	307,107	65,028	45,985	9,955	676,562	(3,523)	673,039
Operating income	¥47,367	¥26,487	¥11,493	¥3,634	¥534	¥89,515	¥(8,788)	¥80,727

	Yen in millions
	Three months ended December 31, 2015
	Small precision motors	Automotive, appliance, commercial and industrial products	Machinery	Electronic and optical components	Others	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥129,564	¥134,846	¥25,556	¥16,736	¥1,299	¥308,001	¥-	¥308,001
Intersegment	640	1,501	2,739	1,183	439	6,502	(6,502)	-
Total	130,204	136,347	28,295	17,919	1,738	314,503	(6,502)	308,001
Operating expenses	111,077	125,089	24,512	16,124	1,526	278,328	(2,487)	275,841
Operating income	¥19,127	¥11,258	¥3,783	¥1,795	¥212	¥36,175	¥(4,015)	¥32,160

	Yen in millions
	Three months ended December 31, 2014
	Small precision motors	Automotive, appliance, commercial and industrial products	Machinery	Electronic and optical components	Others	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥104,775	¥114,892	¥26,111	¥16,705	¥1,772	¥264,255	¥-	¥264,255
Intersegment	271	138	2,850	194	1,918	5,371	(5,371)	-
Total	105,046	115,030	28,961	16,899	3,690	269,626	(5,371)	264,255
Operating expenses	88,332	105,767	24,094	15,620	3,458	237,271	(1,820)	235,451
Operating income	¥16,714	¥9,263	¥4,867	¥1,279	¥232	¥32,355	¥(3,551)	¥28,804

Notes:

1. Product categories are classified based on similarities in product type, product attributes, and production and sales methods.

2. Major products of each product category:

(1) Small precision motors: Spindle motors for HDDs, brushless motors, fan motors, vibration motors, brush motors and motor applications, etc.

(2) Automotive, appliance, commercial and industrial products: Automotive motors and components, home appliance, commercial and industrial motors and related products.

(3) Machinery: Industrial robots, card readers, test systems, pressing machines and power transmission drives, etc.

(4) Electronic and optical components: Switches, trimmer potentiometers, lens units and camera shutters, etc.

(5) Others: Services, etc.

3. Pursuant to ASC 805 “Business Combinations,” previous period amounts have been retrospectively adjusted.

(3) Sales by Geographic Segment

	Yen in millions
	Nine months ended December 31				Increase or decrease
	2015		2014
	Amount	%	Amount	%	Amount	%
Japan	¥205,210	22.9	¥201,583	26.8	¥3,627	1.8
U.S.A	147,586	16.5	125,865	16.7	21,721	17.3
Singapore	58,054	6.5	51,396	6.8	6,658	13.0
Thailand	80,149	9.0	64,329	8.5	15,820	24.6
Philippines	19,659	2.2	21,011	2.8	(1,352)	(6.4)
China	230,402	25.7	172,639	22.9	57,763	33.5
Others	154,293	17.2	116,943	15.5	37,350	31.9
Total	¥895,353	100.0	¥753,766	100.0	¥141,587	18.8

	Yen in millions
	Three months ended December 31				Increase or decrease
	2015		2014
	Amount	%	Amount	%	Amount	%
Japan	¥65,141	21.1	¥67,070	25.4	¥(1,929)	(2.9)
U.S.A	43,940	14.3	43,359	16.4	581	1.3
Singapore	20,429	6.6	19,104	7.2	1,325	6.9
Thailand	27,986	9.1	24,544	9.3	3,442	14.0
Philippines	6,643	2.2	7,828	3.0	(1,185)	(15.1)
China	90,689	29.4	59,814	22.6	30,875	51.6
Others	53,173	17.3	42,536	16.1	10,637	25.0
Total	¥308,001	100.0	¥264,255	100.0	¥43,746	16.6

Note: The sales are classified by domicile of the seller, and the figures exclude intra-segment transactions.

(4) Sales by Region

	Yen in millions
	Nine months ended December 31				Increase or decrease
	2015		2014
	Amount	%	Amount	%	Amount	%
North America	¥171,020	19.1	¥141,710	18.8	29,310	20.7
Asia	465,229	52.0	388,157	51.5	77,072	19.9
Europe	112,438	12.5	76,572	10.1	35,866	46.8
Others	9,717	1.1	8,133	1.1	1,584	19.5
Overseas sales total	758,404	84.7	614,572	81.5	143,832	23.4
Japan	136,949	15.3	139,194	18.5	(2,245)	(1.6)
Consolidated total	¥895,353	100.0	¥753,766	100.0	141,587	18.8

	Yen in millions
	Three months ended December 31				Increase or decrease
	2015		2014
	Amount	%	Amount	%	Amount	%
North America	¥53,294	17.3	¥48,848	18.5	¥4,446	9.1
Asia	168,179	54.6	138,744	52.5	29,435	21.2
Europe	38,289	12.4	26,774	10.1	11,515	43.0
Others	3,650	1.2	3,450	1.3	200	5.8
Overseas sales total	263,412	85.5	217,816	82.4	45,596	20.9
Japan	44,589	14.5	46,439	17.6	(1,850)	(4.0)
Consolidated total	¥308,001	100.0	¥264,255	100.0	¥43,746	16.6

Note: The sales are classified by domicile of the buyer, and the figures exclude intra-segment transactions.

5. Other information (unaudited)

(1) Summary of Consolidated Financial Performance

	Yen in millions (except for per share amounts)
	Nine months ended December 31		Increase or decrease	Three months ended December 31		Increase or decrease	Year ended March 31, 2015
	2015	2014		2015	2014

Net sales	¥895,353	¥753,766	18.8%	¥308,001	¥264,255	16.6%
Operating income	93,990	80,727	16.4%	32,160	28,804	11.7%
Ratio of operating income to net sales	10.5%	10.7%		10.4%	10.9%
Income before income taxes	94,357	81,309	16.0%	30,968	29,771	4.0%
Ratio of income before income taxes to net sales	10.5%	10.8%		10.1%	11.3%
Net income attributable to Nidec Corporation	70,928	58,031	22.2%	23,320	21,318	9.4%
Ratio of net income attributable to Nidec Corporation to net sales	7.9%	7.7%		7.6%	8.1%
Net income attributable to Nidec Corporation per share-basic	¥238.91	¥209.27		¥78.22	¥76.05
Net income attributable to Nidec Corporation per share-diluted	¥238.90	¥196.36		¥78.22	¥71.42

Total assets	¥1,459,973	¥1,348,832					¥1,357,340
Nidec Corporation shareholders’ equity	797,139	666,866					744,972
Nidec Corporation shareholders’ equity to total assets	54.6%	49.4%					54.9%
Nidec Corporation shareholders’ equity per share	¥2,673.79	¥2,375.99					¥2,533.07

Net cash provided by operating activities	¥113,438	¥56,082					¥91,875
Net cash used in investing activities	(79,291)	(40,334)					(81,230)
Net cash provided by (used in) financing activities	27,773	(11,510)					(19,508)
Cash and cash equivalents at end of period	¥324,931	¥288,567					¥269,902

Notes:

1. Some items colored in the above table are omitted, because we also omit them in the report in Japanese language.

2. Pursuant to ASC 805 “Business Combinations,” previous period amounts have been retrospectively adjusted.

(2) Scope of Consolidation and Application of the Equity Method

Number of consolidated subsidiaries:	237
Number of affiliated companies accounted for under the equity method:	4

(3) Change in Scope of Consolidation and Application of the Equity Method

	Change from March 31, 2015	Change from December 31, 2014
Number of companies newly consolidated:	10	14
Number of companies excluded from consolidation:	5	7
Number of companies newly accounted for by the equity method:	1	1
Number of companies excluded from accounting by the equity method:	2	2